October 5, 2012

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Kubota Corporation
Form 20-F for the fiscal year ended March 31, 2012
Filed June 29, 2012
File No. 1-07294

Dear Mr. Cash:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated September 19, 2012, with respect to the annual report on Form 20-F of Kubota Corporation (the “Company”) for the year ended March 31, 2012. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

As described in the responses below, in response to certain of the Staff’s comments, we have agreed to revise relevant disclosures in our future filings, but any such revisions implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Matters Related to the Health Hazard of Asbestos, page 28

Contingencies Regarding Asbestos-Related Matters, page 29

1.	We have read your responses to our comment letter dated August 21, 2012 and have the following comments:

In order to provide readers will a full and comprehensive understanding of your claims activity, we believe that your tabular presentation of claims activity must include all claims, including claims whose payments are considered to be remote. Please confirm you will present such information in future filings.

Response:

The Company confirms that we will include all claims in the tabular presentation of our claims activity in the future filings.

2.	Based on your prior disclosures and supplemental responses, it is our understanding that, based on the Company’s specified criteria, no claimants had historically been denied payment. As such, please provide a robust explanation detailing how you determined that as of March 31, 2012 payment to 13 claimants is deemed to be remote. Also, please address the length of time it takes you to process a claim, including the length of time to determine whether the claim has met or not met the Company’s specified criteria for payment and subsequent payment and/or notification that the claim has been denied.

Response:

As of March 31, 2012, the Company deemed that payment to those 13 claimants to be remote because:

(1)	they have not yet submitted sufficient evidence which should meet our payment criteria, and

(2)	it has been over a few years since their initial filing with the Company but they have not submitted any additional evidence to satisfy our payment criteria in almost the entire pending period.

Since our relief payment program has been established voluntarily from the view point of Corporate Social Responsibility, we operate our program with a policy to never deny claims unless there is clear evidence that such claims do not meet our payment criteria. Accordingly, those 13 claimants have continued to be classified as “under review”. However, considering the situation such as insufficient evidence and the passage of time since their initial filing with the Company, we deemed the payment to those 13 claimants to be remote as of March 31, 2012.

As for claimants for whom payment was made, the approximate length of time required for processing a claim from the date the claim was filed to actual payment is three to four months. Since the Company has never denied payment to a claimant, there is no record of actual time required for processing a claim until its denial.

*    *    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax (+81-6-6648-2632).

Faithfully yours,

/s/ Shigeru Kimura

Shigeru Kimura
Director and Managing Executive Officer
Kubota Corporation

cc:	Ms. Mindy Hooker

Ms. Jeanne Baker

(Division of Corporation Finance, Securities and Exchange Commission)

Mr. Izumi Akai

Mr. Kenji Taneda

Ms. Junko Urabe

(Sullivan & Cromwell LLP)

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